Exhibit 21.1

LIST OF SUBSIDIARIES OF JET.AI INC.

Subsidiary	Jurisdiction of Incorporation
Summerlin Aviation LLC	Delaware
Galilee LLC	Delaware
Jet Token Software Inc.	Delaware
Jet Token Management Inc.	California
Galilee 1 SPV LLC	Delaware
Jet.AI SpinCo, Inc.	Delaware
380 Software LLC*	Nevada

* 50/50 joint venture between Jet Token Management Inc. and Great Western Air LLC (d/b/a Cirrus Aviation Services).